Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (651) 736-7632
George W. Buckley
President and Chief Executive Officer
3M Company
3M Center
St. Paul, Minnesota 55144

Re: **3M Company**
     Definitive 14A
     Filed February 14, 2007
     File No.000-06920

Dear Mr. Buckley:

We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your detailed response to our comments, please confirm that you will provide the additional and/or enhanced information included in your responses in your future filings.

2. We note your response to our prior comment 14. To the extent that an individual named executive officer receives compensation in general, or a management stock option grant in particular, significantly greater than or less than his targeted compensation or his targeted stock option value, respectively, and such variation is attributable to the named executive officer's individual performance, we believe a discussion of such individual performance and why it resulted in such variation from the target would be material information necessary to an understanding of the company's compensation policies and decisions regarding such named executive

officer. Please confirm that you will provide such disclosure in future filings, to the extent applicable, or explain to us why this disclosure would not be required.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: via facsimile to (651) 737-2553
Gregg M. Larson
Deputy General Counsel and
Secretary